SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2009
BT Group plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X           Form 40-F    ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No    X
Enclosure: Summary Financial Statement and Notice of Meeting 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Deputy Secretary
Date: May 27, 2009

Summary financial statement
& notice of meeting
2009 This document is important and requires your immediate attention, so please read it straight away. If you have any doubts about what action you need to take, you should consult your independent financial adviser. If you have sold or transferred all of your shares you should pass this booklet and accompanying documents to the person through whom the sale or transfer was effected, for sending to or transmission to the purchaser or transferee.

Financial summary

	2009	2008
	£m	£m

Revenue	£21,390	£20,704

EBITDA[a]
– adjusted[b]	£5,348	£5,784
– reported	£3,301	£5,245

Profit (loss) before taxation
– adjusted[b]	£1,877	£2,506
– reported	£(134)	£1,976

Earnings (loss) per share
– adjusted[b]	18.4p	23.9p
– reported	(1.1)p	21.5p

Free cash flow	£737	£1,503

Full year proposed dividend	6.5p	15.8p

[a]	EBITDA: Earnings before interest, taxation, depreciation and amortisation.
[b]	Before contract and financial review charges and specific items.
Key events

►	Revenue growth of 3%

►	EBITDA decline due to the unacceptable performance of BT Global Services

►	The rest of the business delivered a good performance in spite of the economic downturn

►	Total contract and financial review charges in BT Global Services of £1.6bn

►	Specific item charge in respect of the restructuring of BT Global Services of £280m

►	Pension deficit payments of £525m per annum over the next three years

►	Final dividend of 1.1p giving total for the year of 6.5p

In this document, references to ‘BT Group’, ‘BT’, ‘group’, ‘Company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries, or any of them as the context may require.

2     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

Chairman’s message

Welcome to our Summary Financial Statement & Notice of Meeting. Our AGM will be held at the Barbican Centre on Wednesday 15 July. I am sure that we can rely on seeing many of you there once again this year.
Sir Michael Rake Chairman

Dear Shareholder
The world looks a very different place than it did a year ago. Global trade has contracted for the first time in many decades. Financial markets have been in turmoil and trading conditions worldwide remain extremely challenging. Against this background, the importance of defending free trade and fighting for regulation that promotes investment and encourages competition has never been greater.
     Our management team not only understands the challenges, but also see the opportunities that lie ahead. Three out of our four principal divisions (BT Retail, BT Wholesale and Openreach) are delivering well. Management’s highest attention is now directed towards returning BT Global Services, our one under performing division, to profitable growth.
     The proposed final dividend of 1.1p gives a full year dividend of 6.5p which rebases dividend payments to a level which we are confident is sustainable. The Board is committed to delivering attractive returns for shareholders and believes that the operational improvements in the business will generate sufficient cash flow to allow the dividend to grow at the same time as investing in the business, reducing debt and supporting the pension scheme.
Your Board and voting at the AGM
In December 2008, we welcomed Tony Chanmugam to the Board as Group Finance Director in succession to Hanif Lalani who had become Chief Executive, BT Global Services.
     Since joining BT I have been extremely fortunate to have as my Deputy Chairman, Maarten van den Bergh who is stepping down from the Board at the conclusion of the Annual General Meeting in July. Maarten has been a tremendous asset to the Board having served as Deputy Chairman and senior independent director since 2006 and as chairman of both the Board’s Pension Scheme Performance Review Group and Remuneration Committee. I would like to thank him for almost nine years of distinguished service. His successor will be announced in due course. I would also like to express my gratitude to Matti Alahuhta who is stepping down from the Board on 31 May 2009 after serving as a non-executive director for just over three years.
Two of the directors proposed for re-election this year are independent non-executive directors, Clayton Brendish and Phil Hodkinson. I am pleased to confirm to shareholders that, following formal performance evaluation, we continue to regard Clay and Phil as very effective non-executive directors. They demonstrate the highest commitment to the role and make a valuable contribution to Board deliberations. Directors appointed since the last AGM have to retire at this meeting. As a result Tony Chanmugam will automatically retire at the AGM and be proposed for election. The biographies of those directors seeking election/re-election are set out in the Notice of Meeting, which is at the end of this document.
     We are also asking you to pass a resolution to allow general meetings to be held by giving 14 days’ notice and to approve new articles of association primarily to reflect the implementation of the Companies Act 2006, and bring them up to date, as we have not altered them since 2001. We explain the main differences between the proposed and existing articles on pages 13 and 14.
     Your vote is important to the good governance of your company. If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed proxy form to our Registrars Equiniti. You will also find enclosed a copy of Forward, our shareholder magazine in which Ian and I talk about our priorities in the year ahead. You can find an online audio version of this document and Forward at www.bt.com/annualreport You will also find there an online version of our Annual Report & Form 20-F, our full statutory accounts.
Conclusion
In closing I would also like to pay tribute to the BT staff. Everywhere I go I have been struck by their passion and commitment. I am confident in their ability to build on BT’s many strengths in the future.
Sir Michael Rake
Chairman
13 May 2009

     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     3

Summary financial statement
Summary group income statement

for the year ended 31 March	Before specific items[a]	Specific items[b]	Total	Total
	2009	2009	2009	2008
	£m	£m	£m	£m

Revenue	21,390	–	21,390	20,704
Operating profit	819	(408)	411	2,356
Net finance expense	(620)	–	(620)	(378)
Share of post tax profit (loss) of associates and joint ventures	39	36	75	(11)
Profit on disposal of associate	–	–	–	9

Profit (loss) before taxation	238	(372)	(134)	1,976
Taxation	10	43	53	(238)

Profit (loss) for the year	248	(329)	(81)	1,738

(Loss) earnings per share			(1.1)p	21.5p
Adjusted earnings per share [c]			18.4p	23.9p

Proposed dividends per share			6.5p	15.8p

[a]	Includes contract and financial review charges of £1,639m before taxation (2008: nil).
[b]	Specific items comprise items that are considered to be significant one-off or unusual items such as restructuring costs, asset impairments and disposals of businesses and investments. Separate identification of these items is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items in 2009 and 2008 are shown in the table below.
[c]	Before contract and financial review charges and specific items.

Dividends paid in the year were £1,222m (2008: £1,241m). Dividends proposed were 6.5 pence per share (2008: 15.8 pence) which amounts to approximately £503m (2008: £1,236m). £83m (2008: profit of £1,737m) of the loss for the year of £81m (2008: profit of £1,738m) is attributable to equity shareholders of the parent. A profit of £2m (2008: profit of £1m) is attributable to minority interests.

Specific items	2009	2008
	£m	£m

BT Global Services restructuring charges	280	–
Restructuring costs – group transformation activities	65	402
Creation of Openreach and delivery of the Undertakings	–	53
21CN asset impairment and related charges	50	–
Write off of circuit inventory and other working capital balances	–	74
Loss on disposal of group undertakings and investments	13	10

Specific operating costs	408	539

Profit on disposal of associates and joint ventures	–	(9)
Reassessment of carrying value of associate	(36)	–

Tax credit in respect of settlement of open tax years	–	(40)
Tax credit on re-measurement of deferred tax at 28%	–	(154)
Tax credit on specific items above	(43)	(149)

Specific items tax credit	(43)	(343)

Net specific items charge after tax	329	187

Line of business summary
for the year ended 31 March		Revenue	Operating (loss) profit[a,b]
	2009	2008	2009	2008
	£m	£m	£m	£m

BT Global Services	8,828	7,889	(2,106)	117
BT Retail	8,471	8,477	1,209	1,050
BT Wholesale	4,658	4,959	580	502
Openreach	5,231	5,266	1,218	1,222
Other	42	28	(82)	4
Intra-group	(5,840)	(5,915)	–	–

Group totals	21,390	20,704	819	2,895

[a]	Before specific items.
[b]	Includes contract and financial review charges of £1,639m (2008: nil).
4     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

Summary group cash flow statement
for the year ended 31 March
	2009	2008
	£m	£m

Net cash inflow from operating activities	4,706	5,486
Net cash outflow from investing activities	(2,954)	(3,664)
Net cash used in financing activities	(1,865)	(1,430)
Effect of exchange rate changes	54	25

Net (decrease) increase in cash and cash equivalents	(59)	417
Cash and cash equivalents at the start of the year	1,174	757

Cash and cash equivalents at the end of the year	1,115	1,174

Free cash flow[a]

Net cash inflow from operating activities	4,706	5,486
Net purchase of property, plant and equipment	(3,038)	(3,253)
Net purchase of non current asset investments	–	(1)
Dividends received from associates and joint ventures	6	2
Net interest paid	(937)	(731)

Free cash flow	737	1,503

[a]	Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short term investments.

Summary group balance sheet
at 31 March
	2009	2008
	£m	£m

Property, plant and equipment	15,405	15,307

Other non current assets	7,856	7,522
Current assets	6,013	6,523
Current liabilities	(9,352)	(9,704)

	19,922	19,648

Non current liabilities	19,753	14,216
Parent shareholders’ equity	142	5,409
Minority interests	27	23

	19,922	19,648

This summary financial statement was approved by the Board of Directors on 13 May 2009 and was signed on its behalf by:

Sir Michael Rake	Ian Livingston	Tony Chanmugam
Chairman	Chief Executive	Group Finance Director
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     5

Directors’ report
Board of Directors
Chairman: Sir Michael Rake
Executive Directors: Ian Livingston, Chief Executive, Tony Chanmugam, Group Finance Director, Hanif Lalani,
Chief Executive, BT Global Services, Gavin Patterson, Chief Executive, BT Retail.
     Non-Executive Directors: Maarten van den Bergh (Deputy Chairman), Matti Alahuhta, Clayton Brendish, J Eric Daniels, Rt Hon Patricia Hewitt MP, Phil Hodkinson, Deborah Lathen and Carl G Symon.
     Your Board is committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance.
     The Board comprises a majority of independent non-executive directors and the roles of the Chairman and Chief Executive are separate. The non-executive directors, who provide a strong, independent element on the Board are appointed initially for three years at the end of which the appointment may be continued by mutual agreement. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately. There is an annual formal evaluation of Board and committee performance and effectiveness. The individual performance of directors is also evaluated at one-to-one sessions with the Chairman.
     To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance and their composition is in line with the Combined Code. Each of these committees has written terms of reference, which are available on our website at www.bt.com/committees The Board also has a Committee for Responsible Sustainable Business and a Pension Scheme Performance Review Group. The Equality of Access Board monitors BT’s compliance with the Undertakings made to Ofcom following its strategic review of telecommunications.
Board Remuneration
This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annual report The full report will be voted on at the 2009 Annual General Meeting.
     The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors and other senior executives who report to the Chief Executive. It also approves changes in the company’s executive share plans, recommends to the Board those plans which require shareholder approval and oversees their operation.
     The policy for executive pay is for base salaries to be below the median of a comparator group of FTSE 30 companies, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) having the potential to deliver upper quartile rewards only for sustained and excellent performance. Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

	Chief	Executive
	Executive	directors
Base salary
This is reviewed annually by the Remuneration Committee which has agreed that no changes should be made at the current time.

Annual bonus	Target 100% salary; max 200% salary	Target 80% salary; max 120% salary

Deferred bonus (in shares)*	1x cash bonus	75% of cash bonus

Incentive shares**	3x salary	2.5x salary

*	The shares vest after three years and act as both an incentive and a retention measure.
**	Awards vest only if a predetermined performance target has been achieved. The performance measure is total shareholder return (TSR) calculated on a common currency basis and compared with a group of companies from the European telecom sector. BT’s TSR at the end of the three-year measurement period must be in the upper quartile for all of the awards to vest. At median, 25% of shares under award would vest. Below that point none of the share awards would vest.
BT’s total shareholder return (TSR) performance over the five financial years to 31 March 2009
6     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

Directors’ remuneration
The emoluments of the Chairman and executive directors for the year ended 31 March 2009 and the benefits received under the long-term incentive plans were, in summary, as follows:

		Pension,
	Total	allowance	Annual
	salary,	net of	bonus (to be			Deferred Bonus Plan[3]
	fees and	pension	converted	Total	Total
	benefits	contribution[1]	to shares)[2]	2009	2008	2009	2008
	£000	£000	£000	£000	£000	£000	£000

Sir Michael Rake[4]	630	–	–	630	328	–	–
I Livingston[5]	825	6	343	1,174	1,018	343	404
T Chanmugam[6]	172	–	103	275	–	77	–
H Lalani[7]	633	172	–	805	1,076	–	281
G Patterson[8]	451	85	162	698	–	121	–
F Barrault[9]	1,125	132	–	1,257	1,263	–	312
B Verwaayen[10]	226	51	300	577	1,816	–	1,534
Sir Christopher Bland[11]	–	–	–	–	270	–	–
A Green[12]	–	–	–	–	646	–	–
P Reynolds[13]	–	–	–	–	686	–	–

	4,062	446	908	5,416	7,103	–	–

Termination payments – F Barrault[9]				1,599
B Verwaayen[10]				700

				7,715

[1]	Pension allowance paid in cash – see Pensions below.
[2]	Directors, except Ben Verwaayen, intend to use their cash bonus to purchase BT shares. Ben Verwaayen retired as a director on 30 June 2008.
[3]	Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
[4]	Sir Michael Rake was appointed as Chairman and a director on 26 September 2007.
[5]	Ian Livingston was appointed Chief Executive on 1 June 2008. He was previously a director and Chief Executive, BT Retail.
[6]	Tony Chanmugam was appointed as a director on 1 December 2008. He was granted a retention cash award in early 2008, under which he will receive a payment of £315,000 in March 2010.
[7]	Hanif Lalani advised the Remuneration Committee that he did not wish to be considered for a bonus for 2008/09.
[8]	Gavin Patterson was appointed a director on 1 June 2008.
[9]	François Barrault resigned as a director on 30 October 2008, and left the company on 30 November 2008. His additional expatriate benefits included housing allowance, school fees, international tax preparation and equalisation, social club and representation allowance. He also received a payment of €700,000 (£554,150) in June 2008 arising from a retention award prior to his appointment to the Board. He received a termination payment of €1,933,435 (£1,598,805) in accordance with his contract. This consisted of the equivalent of 12 months’ salary and benefits. A further payment of £176,358 was made on behalf of François Barrault to the relevant authorities in respect of tax equalisation. This did not constitute monies paid to, or received by, François Barrault, but represented amounts paid to equalise his tax to his home country level. Total remuneration and payments to François Barrault in 2008/09 amounted to £2,855,805.
[10]	Ben Verwaayen retired as a director on 30 June 2008. He received a termination payment of £700,000 in accordance with the terms of his contract. He received a cash bonus of £300,000 for his contribution in 2008/09 prior to leaving the Board. Total remuneration and payments to Ben Verwaayen in 2008/09 amounted to £1,277,000.
[11]	Sir Christopher Bland retired as a director on 30 September 2007.
[12]	Andy Green resigned as a director on 12 November 2007 and left the company on 31 December 2007.
[13]	Paul Reynolds resigned as a director on 14 September 2007.
There were no gains on the exercise of share options in 2009 (2008 – £819,000). The value of shares which vested under the executive share plans in 2009 was £5,091,000 (2008 – £9,274,000).
Pensions
Sir Michael Rake and Ian Livingston are not members of any of the company pension schemes. The company paid £235,000 into a personal pension plan plus a cash payment of £5,600 as the balance of his pension allowance for Ian Livingston. Hanif Lalani and Tony Chanmugam are members of the BT Pension Scheme but Hanif Lalani has opted out of future benefits and a cash payment of £172,000 was made to him. Gavin Patterson is a member of the BT Retirement Plan and a cash payment of £85,000 was made to him as the balance of his retirement allowance. Ben Verwaayen and François Barrault were not members of the company’s pension schemes; £8,820 was paid into Ben Verwaayen’s personal pension plan and a cash payment of £51,180 was made for the balance of his allowance; £131,520 was paid to François Barrault for pension provision.
Non-executive directors
Total payments to non-executive directors during the year were £781,000 (2008 – £574,000). At 1 April 2009, there were eight non-executive directors. Non-executive directors receive an annual fee of £60,000. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit Committee, for which the membership fee is £10,000 and the additional chairmanship fee is £15,000. In addition, the membership fee for the Remuneration Committee is £10,000 and the additional chairmanship fee is £10,000.
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     7

Auditors’ statement
Independent auditors’ statement to the members of BT Group plc
We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 4 to 5 and the Summary report on directors’ remuneration as set out on pages 6 to 7.
Respective responsibilities of directors and auditors
The directors are responsible for preparing the BT Group plc Summary financial statement & notice of meeting in accordance with United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Summary financial statement & notice of meeting with the full annual financial statements, the Report of the Directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made under that section. We also read the other information contained in the BT Group plc Summary financial statement & notice of meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement. This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board. Our reports on the company’s full annual financial statements describe the basis of our audit opinions on those financial statements and the Report on directors’ remuneration.
Opinion
In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the Directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2009 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made under that section.
PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, London, United Kingdom 13 May 2009

Important note
This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the Directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2009 (‘Annual Report’). It contains additional information derived from the Report of the Directors in the Annual Report, and does not contain the full text of that Report of the Directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.
     A copy of the Annual Report can be viewed online at www.bt.com/annualreport Shareholders may obtain a copy of the full Annual Report for 2009 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178) or by e-mailing bt@equiniti.com
     The auditors’ report on the Annual Report for the year ended 31 March 2009 was unqualified and does not contain any statement under section 237(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985 and the auditors’ statement in that Annual Report under section 235(3)(whether directors’ report is consistent with accounts) of that Act was unqualified.
Forward-looking statements – caution advised
Please see the cautionary statement about forward looking statements on page 148 in the Annual Report, available as described in the previous note.
Takeover Directive disclosure
As a result of the EU Takeover Directive, we have to make additional disclosures in the Annual Report (please see page 71). There we set out where this information can be found elsewhere in the Annual Report (eg the structure of BT’s share capital, including rights and obligations attaching to the shares) or provide details on the matters not covered elsewhere, including:
•	BT has two employee share ownership trusts, the trustees of which have specified duties in respect of voting and takeover bids;
•	the powers of the directors are determined by UK law and the articles of association;
•	BT is not party to any significant agreements that are triggered on a takeover; and
•	there are no provisions for director or employee compensation that are triggered on a takeover.
8     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

Notice of meeting
The 2009 Annual General Meeting (‘AGM’) of BT Group plc will be held at the Barbican Centre, Silk Street, London EC2Y 8DS at 11am on Wednesday 15 July 2009 to consider the following:

Ordinary business
Resolutions 1 to 8 will be proposed as ordinary resolutions.
Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2009 be received. By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.
Resolution 2
That the directors’ remuneration report for the year ended 31 March 2009 be approved.
The directors have to ask shareholders to vote on the report on directors’ remuneration. It is summarised on pages 6 and 7 of this document. You can find it in full, in the Annual Report, at www.bt.com/annualreport
Resolution 3
That the final dividend of 1.1 pence per share recommended by the directors be declared to be payable on 7 September 2009 to holders of ordinary shares registered at the close of business on 14 August 2009.
The final dividend declared cannot exceed the amount recommended by the directors.
Resolutions 4 to 6 – Directors
Under our articles of association (‘articles’) all directors have to retire every three years at an AGM. This is to comply with the Combined Code on Corporate Governance. As a result, Matti Alahuhta, Maarten van den Bergh, Clay Brendish and Phil Hodkinson must retire at this year’s AGM. The directors propose their re-election, except for Matti Alahuhta who wants to retire and is leaving the Board on 31 May 2009, after serving for just over three years; and Maarten van den Bergh, who has decided not to seek re-election after serving on the Board for almost nine years. He will step down at the end of the AGM. The articles also require any director appointed by the Board to retire at the AGM following appointment, which applies to Tony Chanmugam, who joined the Board on 1 December 2008.
Resolution 4
That Clayton Brendish be re-elected as a director. Clay Brendish was appointed to the Board on 1 September 2002. He is a member of the Audit and Nominating Committees, and the Committee for Responsible and Sustainable Business. He is non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research and a non-executive director of Herald Investment Trust. He is also a trustee of Economist Newspapers. Prior to his retirement in May 2001, Clay was executive deputy chairman of CMG having joined the board when it acquired Admiral. Clay was co-founder and executive chairman of Admiral. He also acted as an adviser to the Government on the efficiency of the Civil Service. Aged 62.
Resolution 5
That Phil Hodkinson be re-elected as a director. Phil Hodkinson was appointed to the Board on 1 February 2006. He is Chairman of the Audit Committee and is a member of the Nominating and Pension Scheme Performance Review Committee, and the Committee for Responsible and Sustainable Business. He is a non-executive director of HM Revenue & Customs, Travelex, Resolution, Christian Aid and Business in the Community. A Fellow of the Institute of Actuaries, prior to his retirement in 2007, Phil’s former roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical, and chief executive of Zurich Life and Eagle Star Life. Aged 51.
Resolution 6
That Tony Chanmugam be elected as a director. Tony Chanmugam was appointed to the Board on 1 December 2008 as Group Finance Director and is a member of the Operating Committee. He was formerly Chief Financial Officer of BT Retail and Managing Director of BT Enterprises and, from 1997 to 2004, he was Chief Financial Officer and then Chief Operating Officer at BT Global Solutions. He is a Chartered Management Accountant. Aged 55.
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     9

NOTICE OF MEETING
Resolution 7
That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.
Resolution 8
That the directors be authorised to decide the auditors’ remuneration.
This resolution follows standard practice.
Special Business
The following resolution will be proposed as an ordinary resolution.
Resolution 9
That the directors are authorised generally and without conditions under Section 80 of the Companies Act 1985 (‘1985 Act’) to allot relevant securities:
(a)	up to an amount of £127 million;

(b)	comprising equity securities up to a further amount of £127 million in connection with a rights issue.
These authorities supersede any previous ones under Section 80 of the 1985 Act and expire at the end of the next AGM. The Board can make offers, or enter into agreements which would, or might, need relevant securities to be allotted after that expiry. In this Resolution ‘relevant securities’ and ‘equity securities’ are as defined in the 1985 Act; ‘amounts’ refer to the face value (which is the nominal value) of the relevant securities; and ‘rights issue’ is as defined in Article 74 of the Company’s articles of association.

Paragraph (a) above gives a general authority to the Board to allot new shares up to a nominal value of £127 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice. Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £127 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) as at the date of this Notice. These authorities will lapse at the end of the AGM in 2010. See the notes to Resolution 11 for more information on treasury shares.
The following four resolutions will be proposed as special resolutions.
Resolution 10
That subject to the passing of Resolution 9, the directors have power to allot equity securities (within the meaning of Section 94 of the 1985 Act) entirely paid for in cash
(a)	under the authority given by paragraph (a) of Resolution 9:
►	in connection with a pre-emptive offer;

►	except in connection with a pre-emptive offer, up to an aggregate nominal amount of £20 million; and
(b)	under the authority given by paragraph (b) of Resolution 9 in connection with a rights issue as if Section 89(1) of the 1985 Act did not apply to any such allotment. This power expires at the end of the next AGM but the Board can make offers, or enter into agreements which would, or might, need equity securities to be allotted after that expiry. In this Resolution all the words defined in Resolution 9 have the same meaning and:
►	‘pre-emptive offer’ means an offer of equity securities open for a period fixed by the Board to holders (other than the Company) of ordinary shares in proportion to their holdings, subject to the limits or restrictions which the directors think are necessary;

►	references to an allotment of equity securities include a sale of treasury shares; and

►	in working out any maximum amounts of securities, the face value of rights to subscribe for shares, or to convert any securities into shares, will be taken as the face value of the shares which would be allotted if the subscription or conversion takes place.
This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first:
►	for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and
►	in connection with a rights issue.
There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 9 and 10 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.
Resolution 11
That the Company has general and unconditional authority to make market purchases as defined in section 163 of the Companies Act 1985 of shares of
10     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

5p each in the Company, subject to the following conditions:
(a)	the maximum number of shares which may be purchased is 774 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:
(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for, any number of shares in the Company on the trading venues where the purchase is carried out; and
(d)	this authority will expire at the end of the next AGM of the Company held in 2010, or if earlier, 14 October 2010, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.
This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 774 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
     Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
     During the 2009 financial year, 143 million shares were purchased (1.75% of the share capital) for a consideration of £307 million, at an average price of £2.15 per share. At 13 May 2009, 235 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 406 million treasury shares which is equal to 5.2% of the issued share capital (excluding treasury shares) in issue at that date.
     The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company.
     The authority sought by this resolution will end by 14 October 2010, although the directors intend to seek renewal of this power at each AGM.

At 13 May 2009 there were options outstanding over 178 million shares (of which options over 136 million shares were in respect of options granted under the savings related share option plans), representing 2.3% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 2.6% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.
Resolution 12
That with effect from 1 October 2009 the Company:
(a)	amends its articles of association (‘Current Articles’) by deleting the provisions of the Company’s memorandum of association (‘Memorandum’) which, due to section 28 Companies Act 2006 (‘2006 Act’), would be treated as provisions of the Current Articles; and
(b)	adopts new articles of association (‘New Articles’).
     We are adopting New Articles so that we can update our Current Articles to take account of the 2006 Act. We explain the main differences between the New Articles and the Current Articles on pages 13 and 14. You can inspect the New Articles, which show all the changes to the Current Articles, as noted on pages 13 and 14, and you can find them at www.bt.com/annualreport
Resolution 13
That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.
     We are proposing this resolution because of the EU Shareholder Rights Directive (‘Directive’), which will take effect in August in the UK. The Directive requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. The resolution means we would give you two weeks or more notice of a general meeting. It will only be effective until our next AGM, when we may propose a similar one.
The following resolution will be proposed as an ordinary resolution.
Resolution 14
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:
(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2009 AGM and ending at the conclusion of the day on which the 2010 AGM is held.
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     11

NOTICE OF MEETING

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company which make an important contribution to their understanding of BT. These activities have been carried out on an even-handed basis over a five-year period, related broadly to the major political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy. It will, however, ensure that the group acts within the provisions of the 2006 Act.
     During the 2009 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £17,658 on expenditure related to last year’s political donation resolution.
Register of Members and proxies
Only shareholders on the Register of Members at 6.00pm on 13 July 2009 are entitled to attend and vote at the AGM. As a shareholder entitled to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by you as a shareholder at 6.00pm on 13 July 2009 will decide the number of votes that you may cast.
Nominated Persons
Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading “AGM information” below.
     You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you to have information rights (‘Relevant Shareholder’):
►	to be appointed, or to have someone else appointed, as a proxy for the meeting; or

►	to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are not coming to the meeting
Webcast
@
          The speeches by the Chairman,
          Sir Michael Rake, and our Chief Executive, Ian Livingston, will be broadcast live on the internet at www.bt.com/btagm2009
     Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM you will be able to view a recording of the speeches.
If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.
Shares
The total number of issued and fully paid ordinary shares of 5p each at 13 May 2009, the latest practicable (business) date before the publication of this document, was 8,151,227,029. The total number of voting rights in the Company at that date was 7,744,791,902 (excluding treasury shares).
By order of the Board
Andrew Parker
Secretary
81 Newgate Street
London
EC1A 7AJ
13 May 2009
Documents
Copies of:
►	all service contracts and contracts of appointment between the directors and the Company; and

►	the proposed New Articles and the Current Articles marked to show the changes being proposed, are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays). They will also be available for inspection at the AGM venue from 10.00am on the day of the meeting until the end of the meeting.
     Your directors believe that the proposals in resolutions 1 to 14 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.
12     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

Summary of differences
between the Current and New Articles

General
Most of the differences are minor, technical or clarify points, or reflect changes made by the 2006 Act, e.g. extraordinary resolutions and shareholders’ written resolutions will no longer be possible for BT under the 2006 Act, so are not included in the New Articles. The New Articles continue the policy we have had for a long time to use plain English as much as possible. They also reflect the 2006 Act communications provisions. We can already communicate with you by electronic and/or website communications, and take as full advantage as we can of the latest legislation on this subject. Other amendments bring the New Articles in line with current market practice, such as on the appointment of proxies through CREST, when BT holds shares in treasury, and to slightly increase the limit on fees per director (from £50,000 a year, increasing by the UK Retail Prices Index from 1999, to £65,000, increasing on the same basis as before). We do not intend to raise the fees paid in practice significantly at present, or in the near future. Where we would not comply with new regulations, we have changed our Current Articles, e.g. we have removed a provision making us disclose a director’s age if he or she is 70 when proposed to be elected or re-elected.
Our objects
BT’s Memorandum contains objects clauses which set out the wide activities we can undertake. Under the 2006 Act, unless a company’s articles provide otherwise, its objects are unrestricted. This stops us needing objects clauses. So Resolution 12(a) will remove our objects clauses together with any other parts of our Memorandum which, because of the 2006 Act, would be treated as forming part of our Articles. The New Articles contain a statement about the limited liability of shareholders as this Resolution removes this statement from the Memorandum.
The Directive
This has caused us to make two changes in the New Articles:
►	the chairman of the meeting will no longer have a casting vote; and
►	the termination of the appointment of proxies will need to be in writing, which would include email and fax (or telephone – as this can be recorded).
Other changes due to the 2006 Act – the differences between the New Articles and the Current Articles include:
►	An extraordinary general meeting to consider a special resolution can be convened on 14 days’ notice rather than 21 days’ notice;

►	The time limits for the appointment or termination of a proxy appointment have been altered slightly and now weekends and bank holidays can be excluded from the calculation of the necessary length of notice;

►	The 2006 Act abolishes the requirement for a company to have an authorised share capital and the New Articles reflect this. Directors will still be limited as to the number of shares they can allot because allotment authority continues to be required under the 2006 Act, except in respect of employee share schemes;

►	If a company wishes to issue redeemable shares, it must include in its articles the terms and manner of redemption. The 2006 Act enables directors to decide these matters as long as the articles allow this, which the New Articles do;

►	Under the 2006 Act share transfers must be registered as soon as practicable. The power in the Current Articles to suspend the registration of transfers is inconsistent with this requirement, so this power has been removed;

►	Under the 2006 Act, directors must avoid a situation where they have, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company’s interests. The requirement is very broad and could apply, e.g. if a director becomes a director or a trustee of another organisation. The 2006 Act allows Boards to authorise some of these conflicts and potential conflicts in their articles, so we have brought the New Articles nearer the 2006 Act in this respect. There are safeguards which will apply, so only directors who
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     13

SUMMARY OF DIFFERENCES BETWEEN THE CURRENT AND NEW ARTICLES
have no interest in the matter being considered will be able to take the relevant decision. The New Articles also contain provisions about confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply following authorisation of the potential conflict by the Board. It is the Directors’ intention to report annually on the Company’s procedures for ensuring that their powers of authorisation of conflicts are operated effectively and that the procedures have been followed; and

►	We follow most major UK companies by slightly widening the indemnity for directors in the Current Articles. The New Articles take advantage of the 2006 Act provision that allows a director of a company that is a trustee of an occupational pension scheme to be indemnified in some circumstances. They allow the indemnification of BT’s directors and directors of its associated companies in respect of proceedings brought by third parties, covering both legal costs and the financial costs of any adverse judgement. This will not include the legal costs of the unsuccessful defence of criminal proceedings, fines imposed in criminal proceedings or penalties imposed by regulatory bodies, such as the Financial Services Authority. BT may also pay the defence costs (including in respect of regulatory proceedings) of a director or a director of an associated company as they are incurred, even if the action is brought by BT itself. If the director’s defence is unsuccessful, the director will still be liable to pay any damages awarded and to repay defence costs (except where proceedings have been brought by a third party and BT chooses to indemnify the director).

14     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009

AGM information
If you are on the BT Group Register of Members at 6.00pm on 13 July 2009:
►	you have the right to attend, speak and vote at the Annual General Meeting; and

►	if you are not attending the meeting, you may appoint someone else as your proxy or proxies to attend the meeting and/or vote on your behalf by post, fax, over the internet or by telephone.
The number of shares you hold at the above register deadline will decide how many votes you or your proxy (ies) will have on a poll. For more information about appointing a proxy, please read the notes on the enclosed Proxy Card.
     This year votes on all matters except procedural issues will be taken on a poll.
Time and Place of meeting
Time – 11.00am on 15 July 2009. Doors open at 10.00am to the shareholder helpdesk, for questions and queries and to the reception area which will include a display of BT’s services.
Place – The Barbican Centre located at Silk Street, London EC2Y 8DS.
Please note that those attending will not be permitted to hand out leaflets or pamphlets in the venue.
     For security reasons and to speed up admission, it would be helpful if you did not bring suitcases, large bags, a camera, laptop computer or tape recorder. If you do, you may be asked to deposit them in a secure property store for collection after the meeting.
     Refreshments will not be served during the meeting.
Shareholders with disabilities
The following facilities will be available:
►	sound amplification

►	induction loop

►	sign language interpretation

►	Palantype speech-to-text transcription
The Barbican Centre is wheelchair accessible. Parking spaces are available for disabled drivers. For advice and to book a space, call 020 7638 8891. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.
Questions
Shareholders will have the opportunity to ask questions before voting on a poll. If you wish to ask a question, please make your way to a question point where someone will help you.
If you are coming to the AGM
If you will be attending our AGM please can you call our Shareholder Helpline in advance on Freefone 0808 100 4141, (+44 121 415 7178 from outside the UK) or e-mail bt@equiniti.com using a subject header of “BT AGM 2009”, and quoting your shareholder reference number. We will send you details of how to get there.
Joint shareholders
If you are joint shareholders, all of you can attend and speak at the meeting. However, you will be entitled to vote there only if you are the first shareholder listed on the Register of Members.
Corporate representatives
If you are a corporate shareholder, and you are considering appointing a corporate representative, please refer to the guidance issued by the Institute of Chartered Secretaries and Administrators (ICSA) on proxies and corporate representatives – see www.icsa.org.uk The guidance includes a sample form of representation letter to appoint the Chairman as a corporate representative. Otherwise, you can contact our Registrars, Equiniti (see page 16).
     BT GROUP PLC SUMMARY FINANCIAL STATEMENT & NOTICE OF MEETING 2009     15

Contact BT
Telephone
Shareholder Helpline – for general enquiries call: Freefone 0808 100 4141 (+44 121 415 7178 from outside the UK) Textphone 0800 169 6907 (+44 121 415 7028 from outside the UK).
E-mail
bt@equiniti.com (this is the only e-mail address you can use for this purpose).
Post
(please include a daytime telephone number) Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA
Useful links
The Annual Report for 2009 is available on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report for 2009 and future years, free of charge, by getting in touch with us (see Contact BT). You may also find the following links useful:
►	Sign up for on-line communication www.bt.com/signup

►	On-line shopping with BT www.shop.bt.com www.bt.com/shop/forwardjune

►	BT’s shareholder magazine, Forward www.bt.com/forward

►	BT’s Sustainability report www.btplc.com/societyandenvironment

►	Information for shareholders www.btplc.com/sharesandperformance/shareholders

►	BT news and media www.btplc.com/news

►	About BT www.btplc.com/thegroup
BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
Produced by BT Group
Printed in England by Pindar Graphics
Printed on Revive 50:50 Silk, which is produced using 50% recovered waste fibre and 50% virgin wood fibre. All pulps used are elemental chlorine free (ECF).
www.bt.com
PHME 57863
Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfilling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.